[KAYE SCHOLER LLP LOGO]                            Hillary F. Jassey
                                                   212 836-7799
                                                   Fax 212 836-6758
                                                   hjassey@kayescholer.com

                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com


                                 July 18, 2005


BY EDGAR AND BY HAND

Pamela A. Long, Esq.
Edward M. Kelly, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   MAAX Holdings, Inc.
                  Registration Statement on Form S-4
                  File No. 333-125251


Dear Mr. Kelly:

      This letter is submitted on behalf of MAAX Holdings, Inc. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement"), as set forth in your letter to Andre Heroux dated June 23, 2005. The Company is filing under separate cover Amendment No. 1 to the Registration Statement in response to such comments. Included with this letter are three copies of such filing, one of which has been marked to show changes to the Registration Statement in the form in which it was initially filed with the Commission on May 26, 2005.

      The text of each comment contained in the Staff's letter is set forth in italics below, followed by the Company's response. All references to page numbers in the text of this letter refer to pages in the Registration Statement, as revised and marked to show changes from the filing dated May 26, 2005.

      In order for the Company to comply with the Registration Rights Agreement relating to the notes that are the subject of the Registration Statement (and thereby avoid paying additional interest on the notes), the Registration Statement must be declared effective no later than August 8, 2005.


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NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.    WEST PALM BEACH     FRANKFURT     HONG KONG     LONDON     SHANGHAI
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[KAYE SCHOLER LLP LOGO]
                                      2                            July 18, 2005

Accordingly, we and the Company would greatly appreciate any assistance with which the Staff could provide us to meet this deadline.

1. Provide in a letter on the letterhead of MAAX Holdings, Inc. or MAAX signed by an officer before the S-4's effectiveness the statements and representations for the exchange offer specified in our Morgan Stanley & Co. Incorporated no action letter, publicly available June 5, 1991.

      RESPONSE: Filed herewith is a letter on the Company's letterhead and signed by an officer of the Company which includes the statements and representations from the Morgan Stanley & Co. Incorporated and related letters.

PROSPECTUS' OUTSIDE FRONT COVER PAGE

2. Remove any information not required by Item 501 of Regulation S-K and not key to an investment decision.

      RESPONSE: Information not required by Item 501 of Regulation S-K and not key to an investment decision has been removed.

3. Move all information except that required by Item 2 of Form S-4 after "Table of Contents" so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

      RESPONSE: The information following the table of contents, to the extent not required by Item 2 of Form S-4, has been moved so that it now follows the summary and risk factors sections. See page 27.

PROSPECTUS SUMMARY, PAGE 1

4. The summary is much too detailed and includes information about MAAX and its business under "Our Company" that is repeated word for word on pages 57-58. Revise so that the summary highlights in a brief overview the key aspects or features of MAAX and its business. Also, you should eliminate repetitive information within the summary. For example, you have several discussions of the registration rights agreement and the requirements of the Exxon Capital line of no action letters. See Item 503(a) of Regulation S-K.

      RESPONSE: The summary section has been revised so that it highlights in a brief overview the key aspects or features of the Company and its business and to eliminate repetitive information. See pages 1 through 13.

5. Delete the last paragraph on page 7 in which you qualify the registration rights agreement. Since you are not required by the form to describe the agreement, you may not qualify your description of it. Rule 411(a) of Regulation C under the Securities Act allows you to qualify


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[KAYE SCHOLER LLP LOGO]
                                      3                            July 18, 2005

      information inside the prospectus by reference to information outside the prospectus only to the extent the form explicitly permits it or where the form requires a summary of the document. This comment is applicable also to "Notice to Investors" on page 28.

      RESPONSE: The paragraph qualifying the description of the registration rights agreement has been deleted. See page 6. The section entitled "Notice to Investors" has also been deleted. See page 27.

RATIO OF EARNINGS TO FIXED CHARGES, PAGE 14

6. We note that you used the proceeds of your 11.25% senior discount notes to repurchase your common stock and redeem or cancel outstanding options to acquire shares of your common stock. If the change in your ratio of earnings to fixed charges is 10% or greater, you must disclose the pro forma ratio of earnings to fixed charges. See Item 503(d) of Regulation S-K.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment to include the pro forma ratio of earnings to fixed charges. See note (3) on page 13.

RISK FACTORS, PAGE 16

7. Some risk factors' captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, third, fifth, eighth, ninth, tenth, eleventh, thirteenth, fifteenth, twenty-second, twenty-third, twenty-fifth, twenty-seventh, twenty-eighth, twenty-ninth, thirtieth, thirty-first, thirty-third, and thirty-fourth risk factors. State succinctly the risk that follows from the fact or uncertainty.

      RESPONSE: The headings of most of the risk factors have been revised to state succinctly the risk that follows from the relevant fact or uncertainty. See pages 14 through 26.

8. Avoid generic conclusions in the risk factors' captions or headings and in the risk factors' discussions such as MAAX's results of operations, business, and financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the third, fourth, fifth, sixth, seventh, eighth, ninth, fourteenth, fifteenth, eighteenth, and twenty-first risk factors. Rather, explain specifically what the risk's consequences or effects are for MAAX and its investors.

      RESPONSE: Those risk factors containing generic conclusions have been revised to explain specifically what the risk's consequences or effects are for the Company and its investors. See pages 14 through 26.

9. Some risk factors include language like "We cannot assure," "There can be no assurance," "No assurance can be given," and "Nor can we assure." For example, refer to the first, second, fifth, seventh, eleventh, thirteenth, fifteenth, eighteenth, twentieth, twenty-second, and


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[KAYE SCHOLER LLP LOGO]
                                      4                            July 18, 2005


      thirty-second risk factors. Since the risk is the situation described and not your inability to assure, revise.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 14 through 26.

10. Generally, each risk factor should discuss a single risk. For example, refer to the thirty-first risk factor. Revise your risk factors as necessary to ensure that each describes a discrete risk.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 24.

MARKET AND INDUSTRY DATA, PAGE 28

11. Revise the paragraph's last sentence to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

      RESPONSE: The last sentence has been deleted in accordance with the Staff's comment. See page 27.

UNAUDITED PRO FORMA FINANCIAL DATA, PAGE 42

12. Clarify what you mean by "assumed rates" in the third paragraph's last sentence on page 42. Also, if the actual interest rates can vary from those depicted, disclose the effect of a 1/8 percent variance in interest rates.

      RESPONSE: The disclosure has been revised to clarify that assumed rates are banker's acceptance/LIBOR rates for a three-month term as of March 1, 2004, plus the margin required by MAAX Corporation's senior secured credit facility, for purposes of that credit facility, and 9.75% for MAAX Corporation's existing senior subordinated notes. The disclosure has been further revised to state that the effect of a 1/8 percent variance in interest rates would be $280,000. See page 41.

13. It is unclear whether the last two sentences on the bottom of page 42 are relevant to this filing. Please clarify or remove these disclosures as appropriate.

      RESPONSE: The last two sentences on the bottom of former page 42 have been deleted. See page 41.

14. Provide additional information about the $9.7 million reversal of one-time transaction costs, including the nature and amount of the material components of this adjustment.


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[KAYE SCHOLER LLP LOGO]
                                      5                            July 18, 2005


      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 44.

15. Under "Subsequent event" on page 44, you discuss the December 10, 2004 private offering of $170,689,000 11.25% senior discount notes. Eliminate your reference to "Subsequent event" because this transaction is already reflected in your historical financial statements for the period ended February 28, 2005. Also expand your pro forma financial statements to reflect this private placement as it appears to be a material transaction as contemplated by Rule 11-01(8) of Regulation S-X.

      RESPONSE: The reference to a "Subsequent event" has been deleted and the pro forma financial statements have been revised to reflect the private placement. See pages 43 and 44.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CRITICAL ACCOUNTING POLICIES, PAGE 48

16.   Expand this subsection to include this information:

                        o Goodwill. Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in impairment of your goodwill balance.

                        o Intangible assets. Provide a detailed description of the methodology used to determine the fair value of your brands and trademarks, distribution network, and enterprise resource planning system, including the material underlying assumptions employed by management, and how management determined the estimated useful lives of each material intangible asset with finite useful lives. Indicate why there is such a wide range of useful lives for trademarks and distribution network. Refer to Release Nos. 33-8350 and 33-8040 and proposed Release No. 33-8098 for guidance.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 48 through 49.


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NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.    WEST PALM BEACH     FRANKFURT     HONG KONG     LONDON     SHANGHAI
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[KAYE SCHOLER LLP LOGO]
                                      6                            July 18, 2005

RESULTS OF OPERATIONS AND CASH FLOWS - GENERAL, PAGE 49

17. We note that you combine the results of operations and cash flows for the predecessor and successor periods of MAAX. As you note in your filing, these two periods are not prepared on a comparable basis of accounting. Thus, the two periods should not be discussed on a combined basis. Since the effective date of the plan of reorganization occurred during the latest fiscal year, it appears more appropriate to discuss and disclose fiscal year 2005 on a pro forma basis. We remind you that you still must discuss your fiscal year 2005 historical results of operations on a predecessor and successor basis in your MD&A.

      RESPONSE: The disclosure has been revised to add a footnote to the results of operations table that discusses the trends which impacted the results of operations. See page 50. Disclosure of the pro forma results for 2005 has also been added to the MD&A. See pages 50 and 52 to 53.

FISCAL YEAR ENDED FEBRUARY 28, 2005 COMPARED TO FISCAL YEAR ENDED FEBRUARY 29, 2004 COST OF GOODS SOLD, PAGE 50

18. Provide a more comprehensive discussion of your cost of goods sold. Clarify specifically what you mean by "non-cash expense associated with the allocation of the excess of the purchase price over the book value of MAAX Inc.," and provide quantitative information for volume growth, the strength of the Canadian dollar, and increased costs of raw materials. Address this comment as it relates to each period presented.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 51, 52, 53 and 55.

FISCAL YEAR ENDED FEBRUARY 29, 2004 COMPARED TO FISCAL YEAR ENDED FEBRUARY 28, 2003 NET SALES, PAGE 51

19. You disclose that the increase in net sales in 2004 was partly offset by reduced sales from the withdrawal of your spa products from U.S. Home Depot and your exit from the less profitable mobile home business. Tell us why the mobile home business is not reported as a discontinued operation. Refer to paragraph 42 of SFAS 144. Further, revise to comply with the disclosure provisions of paragraph 47 of SFAS 144.

      RESPONSE: The "mobile home business" is not a division, nor is it a business segment. Rather, it refers to a certain type of customer, mobile home manufacturers, which the Company ceased to supply. The mobile home products the Company distributed were produced through its regular facilities, and no plant was shut down following the change. Therefore, there was no discontinued operation as defined in paragraph 42 of SFAS 144, and no modification is required pursuant to paragraph 47 of SFAS 144. Disclosure has been added on page 54 to clarify that the mobile home market is not a distinct business.


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[KAYE SCHOLER LLP LOGO]
                                      7                            July 18, 2005

20. Discuss income before income taxes for your bathroom, kitchen, and spas reporting segments. See Item 303(a) of Regulation S-K. We note that each of these reporting segments contributes differently to your consolidated income before taxes for each period presented.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 51, 53, 54 and 55.

LIQUIDITY AND CAPITAL RESOURCES, CASH FLOWS, OPERATING ACTIVITIES, PAGE 53

21. Provide a more comprehensive discussion of your cash flows from operations. Address why accounts receivable increased $22 million during the period ended February 28, 2005. Address specifically the cash inflows and outflows related to the June 2004 transactions and the offering of the notes.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 56 and 57.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 54

22. Expand your disclosure to discuss your 11.25% senior discount notes. Disclose the effective interest rate.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 56.

23. Given the risks related to your indebtedness identified on page 24, provide a more comprehensive discussion of your material debt covenants and the potential impact of any material limitations these covenants impose on you. Address how these limitations may impact your financial condition and operating performance. Refer to Sections IV.B and IV.C. of Release No. 33-8350 for additional guidance.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 58.

24. You state that your senior secured credit facility provides you with up to C$50 million in available revolving borrowings. Confirm to us that borrowing this full amount would not violate any of your existing debt covenants. Otherwise, state the amount available under your credit agreements that would not result in a violation of your financial covenants.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment to confirm that borrowing of up to C$39 million would not violate any existing debt covenants. See pages 10, 23 and 58.


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[KAYE SCHOLER LLP LOGO]
                                      8                            July 18, 2005

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS, PAGE 55

25. We note that your tabular debt maturity profile does not include the interest commitments related to your debt. In future filings, include the interest commitments under your interest- bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 in Release No. 33-8350.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment to add the interest commitments, which will also be included in future filings. See page 59.

BUSINESS, PAGE 57

26. Provide us a copy of any reports or data upon which you base assertions about historical and projected growth rates and market share that you discuss in this section. Mark these materials to highlight the information that you rely upon.

      RESPONSE: We are providing such reports and data supplementally to the Staff.

27. Explain the meaning of any abbreviation or acronym when introduced in the prospectus. For example, refer to "ABS" in the last paragraph on page 63.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 61.

MANAGEMENT, PAGE 71

28. Complete column (e) of the second table on page 76 for unexercisable options. See Item 402(d)(2) of Regulation S-K and the item's instructions.

      RESPONSE: The disclosure in column (e) has been revised in accordance with the Staff's comment. See page 81.

29. In the first paragraph on page 77, state the exercise price of the options received by Mr. Arthur Byrne. Revise similarly the first paragraph on page 84.

      RESPONSE: The disclosure has been revised to state the exercise price of the options received by Mr. Arthur Byrne. See pages 82 and 88.


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[KAYE SCHOLER LLP LOGO]
                                      9                            July 18, 2005


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 80

30. Identify the natural person or persons having voting and investment control over MAAX's securities held by the beneficial owners that are not individuals or public companies. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

      RESPONSE: The disclosure has been revised to state that certain identified individuals may be deemed to beneficially own shares listed in the table as beneficially owned by an entity by virtue of their positions with those entities and their affiliates. See pages 85 and 87.

DESCRIPTION OF OTHER INDEBTEDNESS, PAGE 85

31. Describe in detail the senior secured credit facility's financial covenants, and indicate whether you are in compliance with the financial covenants. Alternatively, cross reference to disclosure in MD&A.

      RESPONSE: The senior secured credit facility's financial covenants are described on page 92. In addition, a cross-reference to MD&A has been added, as well as a statement to the effect that, as of May 31, 2005, the Company was in compliance with such financial covenants. See pages 92 and 94.

DESCRIPTION OF NOTES, PAGE 90

32. Revise language in this section's third paragraph that can be read to imply that investors do not have rights under the federal securities laws of the United States about the notes' description in the prospectus.

      RESPONSE: The language in this section's third paragraph has been revised to indicate that investors also have rights under the federal securities laws. See page 97.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS, PAGE
109

33. Revise this paragraph's last sentence to state that the waiver by noteholders "will not" rather than that it "may not" be effective to waive liabilities under the federal securities laws. Any agreement to waive the requirements of the federal securities laws is void under section 14 of the Securities Act.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 116.


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[KAYE SCHOLER LLP LOGO]
                                      10                           July 18, 2005

INCOME TAX CONSIDERATIONS, PAGE 131

34. Delete the word "general" in this section's first sentence because the word "general" may imply that investors cannot rely on the disclosure. Also delete the language "for general information only" from the uppercase paragraph on page 134 for the same reason.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 138 and 141.

35. Refer to "material" rather than "certain" or "certain material" tax consequences throughout this section.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 138 through 141.

LEGAL MATTERS, PAGE 137

36. Clarify that counsel will opine on the enforceability of MAAX's obligations under the notes.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 144.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGES F-6 AND F-7

37. Reconcile your $11,809 issuance of common stock as reflected in your predecessor's consolidated statements of stockholders' equity for the 95-day period ended June 3, 2004 to your predecessor's consolidated statement of cash flows for the same period. Expand note 10 to discuss this transaction, including the number of shares issued.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment and note 10 has been expanded to discuss this transaction, including the number of shares issued. See pages F-25 and F-43. The exercise of stock options in exchange of a note receivable is not presented in the statement of cash flows since it is a non-cash transaction. However, upon collection of the note in the amount of $11,776 in 2005, this amount was included as a financing in the cash flow statement.

38. Clarify why the $11,772 decrease in notes receivable from the exercise of stock options as reflected in the June 4, 2004 to February 28, 2005 consolidated statement of cash flows is not reflected in the consolidated statements of stockholders' equity for the same period. Expand note 10 to discuss this transaction, including the number of shares issued.


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[KAYE SCHOLER LLP LOGO]
                                      11                           July 18, 2005

      RESPONSE: This decrease in notes receivable comes from the cash receipts on the notes receivable described in the response to comment 37. The shares were issued in the period ended June 3, 2004 but only paid in the period ended February 28, 2005. This is why this transaction is not reflected in the consolidated statement of stockholders' equity for the period ended February 28, 2005.

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES
(T) ENVIRONMENTAL EXPENDITURES, PAGE F-12

39. We assume that in accordance with paragraph 8 of SFAS 5 you record your environmental liabilities when the environmental assessments or remedial efforts are probable rather than likely. Please revise your disclosures.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page F-31.

NOTE 3.  BUSINESS ACQUISITION, PAGE F-14

40. We note that your pro forma consolidated statement of income for the year ended February 28, 2005 does not reflect a cost of goods sold adjustment related to inventory. Expand your disclosure here and the pro forma financial information as necessary to address whether the net working capital fair value includes an adjustment for inventory so that the value assigned to inventory was in accordance with paragraph 37c of SFAS 141. If it does not, provide additional disclosures to address why no adjustment was necessary.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page F-33. Additionally, there is no pro forma adjustment in the pro forma consolidated statement of income since it is already included in the actual results of the Company for the period ended February 28, 2005.

41. We note that you allocated a very significant portion of the purchase price allocation to goodwill. Expand your disclosures to provide a description of the factors that contributed to a purchase price that resulted in the recognition of significant goodwill. Refer to paragraph 51(b) of SFAS 141.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page F-33.

NOTE 6.  INTANGIBLE ASSETS, PAGE F-16

42. We note that you capitalized $725,000 and $317,000 of costs incurred for the deployment of your enterprise resource planning system in 2004 and 2005. Tell us the nature of the costs, and address the appropriateness of capitalizing the amounts. Refer to SOP 98-1.


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[KAYE SCHOLER LLP LOGO]
                                      12                           July 18, 2005

      RESPONSE: Upgrades and enhancements are defined in SOP 98-1 as "modifications to enable the software to perform tasks that it was previously incapable of performing." Upgrades and enhancements to internal-use software are capitalized where it is probable that those expenditures will result in additional functionality. The Company capitalizes only those costs that are directly linked to the improvement and configuration of the system. Costs such as maintenance of the system and the creation of reports for accounting analysis are expensed as they are incurred. The costs that are capitalized improve the Company's system and information available and the Company believes that its completion is probable and that it has the internal skills to achieve such project.


NOTE 7.  GOODWILL, PAGE F-17

43. We note that you allocated the entire goodwill related to the June 4th business acquisition to your bathroom reporting unit. Expand your critical accounting policies to disclose the methodology used to determine the amount of goodwill assigned to each reporting unit. Refer to paragraph 34 of SFAS 142. Refer also to Release Nos. 33-8350 and 33-8040 and proposed Release No. 33-8098 for guidance.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 48 to 49 and F-28.

44. Disclose how and when you test your intangible assets with finite useful lives for impairment, including how you determine fair value. Disclose also the weighted average useful lives for trademarks and distribution network.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 49, F-28 and F-30.

NOTE 8.  LONG-TERM DEBT
THE COMPANY, PAGE F-18

45. Disclose the effective interest rate for your senior discount notes. Address the fact that no cash interest will accrue on the notes before December 15, 2008.

      RESPONSE: The disclosure addresses the fact that no cash interest will accrue on the notes before December 15, 2008 and has been revised to add the effective interest rate of 11.57%. See the first paragraph under the table, captioned "The Company," in Note 8 on page F-37.

NOTE 9.  INCOME TAXES, PAGE F-19

46. Expand your disclosure here or in MD&A to explain the reasons for the (177.5%) effective tax rate for the 270-day period ended February 28, 2005 and the reasons for the changes in the statutory rates in each period presented.

      RESPONSE: The disclosure has been revised to state the reasons for the changes in the statutory rates in accordance with the Staff's comment. See page F-40.

47. We note that you have not recognized a deferred tax liability for the undistributed earnings of your subsidiaries because you do not expect those undistributed earnings to reverse and become taxable. Expand your disclosures here and in "Recently Issued Accounting Pronouncements" on page 55 as appropriate to address the accounting and disclosure


NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.    WEST PALM BEACH     FRANKFURT     HONG KONG     LONDON     SHANGHAI

[KAYE SCHOLER LLP LOGO]
                                      13                           July 18, 2005

      requirements of FASB Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 60, F-32 and F-41.

48. Expand your disclosure to clarify how the information presented under "Tax losses carried forward" on page F-22 relates to the $16,473 deferred tax asset related to your operating losses carried forward and the related $9,007 valuation allowance.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page F-42.

NOTE 10.  CAPITAL STOCK, PAGE F-23

49. We have these comments on your December 10, 2004 redemption of 5,185,807 common shares and 9,378 stock options that had a book value of $86,122,000 for a cash consideration of $105,078,000:

                        o Clarify that the redemption of these shares was done on a pro rata basis as it relates to the 7,750,052 common shares issued on June 4, 2004. Otherwise, tell us why you believe that it was appropriate to record the premium on redemption in retained earnings.

                        o Disclose the rate of return these shareholders earned on their June 4, 2004 investment in your common stock.

                        o Clarify whether this redemption was part of the original investment agreement. If so, tell us why these shares were not recorded outside of equity as of June 3, 2004 as required by ASR 268.

      RESPONSE: Additional paid-in capital is comprised only of amounts related to compensation. The full amount received on issuance of capital stock is recorded in common stock. Any excess of redemption of common stock over the amount of common stock is charged to retained earnings. This redemption was not made on a pro rata basis, nor was it part of the original investment transaction of June 4, 2004, and it resulted in an annualized return on investment of 41.5% for shareholders. The rate of return to these shareholders is disclosed on page F-42.


NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.    WEST PALM BEACH     FRANKFURT     HONG KONG     LONDON     SHANGHAI

[KAYE SCHOLER LLP LOGO]
                                      14                           July 18, 2005

NOTE 11.  STOCK-BASED COMPENSATION, PAGE F-24

50. Disclose the fair value of your common stock on each grant date for your stock options.

      RESPONSE: The Company states on page F-43 that "the exercise price of each option equals the estimated market value of the parent company's stock on the date of grant". The Company has used an average weighted exercise price basis for the options granted and cancelled during the period as well as a range of exercise price bases for options outstanding at the end of the period. The exercise prices are also included in the table on page F-44.

51. Disclose how you accounted for the December 10, 2004 calculation of 450,550 options in exchange for the $1,912,000 cash bonus.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page F-44.

52. Clarify where the $750,000 compensation expense related to the options to receive 42,995 is reflected in your statement of stockholders equity. Also disclose the fair value of your preferred stock on the date that you granted these options.

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages F-44 and F-45.

NOTE 16.  SEGMENTED INFORMATION, PAGE F-29

53. You indicate that management evaluates the performance of each segment based on earnings before interest, tax, depreciation and amortization. However, you have presented income (loss) before income taxes for each of your segments. In accordance with paragraph 27 of SFAS 131, if your chief operating decision maker evaluations performance of each segment based on earning before interest, tax, depreciation and amortization, provide the measure. You must provide also the information required by subparagraphs 27(c) and 27(d).

      RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page F-50.

EXHIBITS 2.1 AND 2.2

54. Include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.


NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.    WEST PALM BEACH     FRANKFURT     HONG KONG     LONDON     SHANGHAI

[KAYE SCHOLER LLP LOGO]
                                      15                           July 18, 2005

      RESPONSE: The disclosure on the Exhibit Index has been revised in accordance with the Staff's comment to reflect that the Company will supplementally furnish a copy of any omitted schedule to Exhibits 2.1 and
      2.2 to the Commission upon request.

EXHIBITS 10.18 AND 10.23

55. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits' attachments, refile the exhibits in their entirety.

      RESPONSE: Exhibit 10.18 has been refiled with its attachments as an exhibit to Amendment No. 1 to the Registration Statement. The attachments to Exhibit 10.23 have been filed as Exhibits 10.24, 10.25, 10.26 and 10.27 to the Registration Statement filed on May 26, 2005.


NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.    WEST PALM BEACH     FRANKFURT     HONG KONG     LONDON     SHANGHAI

[KAYE SCHOLER LLP LOGO]
                                      16                           July 18, 2005

      Thank you for your assistance regarding this matter. Please contact Stephen C. Koval at (212) 836-8019 or the undersigned at (212) 836-7799 with any further comments or questions you may have.

                                         Sincerely,
                                         /s/ Hillary F. Jassey
                                         Hillary F. Jassey, Esq.

cc:   Ms. Jenn Do
      Ms. Jeanne K. Baker
      Mr. Andre Heroux
      Mr. Denis Aubin
      Mr. Pierre Leblanc
      Stephen C. Koval, Esq.
      Jennifer C. Kurtis, Esq.
      Laura E. Ross, Esq.


NEW YORK     CHICAGO     LOS ANGELES     WASHINGTON, D.C.    WEST PALM BEACH     FRANKFURT     HONG KONG     LONDON     SHANGHAI

                           [MAAX HOLDINGS LETTERHEAD]

                                 July 14, 2005

Pamela A. Long, Esq.
Edward M. Kelly, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re: MAAX Holdings, Inc.
            Registration Statement on Form S-4
            File No. 333-125251

Dear Ms. Long and Mr. Kelly:

      MAAX Holdings, Inc. (the "Company") submits this letter in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement") relating to the Company's offer to exchange (the "Exchange Offer") $170,689,000 principal amount at maturity 11.25% senior discount notes due 2012 (the "Original Notes") for $170,689,000 principal amount at maturity 11.25% senior discount notes due 2012 (the "Exchange Notes"), as set forth in your letter to Andre Heroux dated June 23, 2005.

      I. The Company represents that a broker-dealer may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities provided that:

      (1) in connection with any resales of Exchange Notes received in exchange for Original Notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act of 1933, as amended (the "Securities Act"), which will be the prospectus for the Exchange Offer, which contains a plan of distribution with respect to such resale transactions;

      (2) the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes; and

      (3)   the Company

            (i) will make each person participating in the Exchange Offer aware (through the prospectus constituting part of the Registration Statement) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such

      Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (1) above in connection with any resale of such Exchange Notes; and

            (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The letter of transmittal may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      II. In addition, the Company is registering the Exchange Offer in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) (the "Exxon Capital Letter") and Morgan Stanley & Co. Incorporated (available June 5, 1991) and represents that:

      (1) it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the registered Exchange Offer (a) could not rely on the staff position enunciated in the Exxon Capital Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K;

      (2) it will also include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes;

      (3) it will commence the exchange offer for the Original Notes when the Registration Statement is declared effective by the Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an "evergreen" registration statement; and

      (4) the Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

      III. The Company further represents that if the exchange offerees and remarketing agents are not affiliates of the Company, exchange offerees may resell the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of their business and such purchasers have no arrangement with any person to participate in the distribution of such Exchange Notes.

      IV. The Company further represents that:

      (1) any Exchange Notes to be received by an exchange offeree will be acquired in the ordinary course of its business;

      (2) no exchange offeree has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes;

      (3) no exchange offeree is an "affiliate," as defined in the Securities Act, of the Company; and

      (4) the foregoing representations will be included in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer.

                                              Sincerely,

                                              MAAX HOLDINGS, INC.

                                              By: /s/ Denis Aubin
                                                  ______________________________
                                                  Name: Denis Aubin
                                                  Title: Executive Vice
                                                         President & Chief
                                                         Financial Officer